Exhibit 99.2

Evaxion Partners With Pharmaceutical Company Afrigen Biologics to Develop Novel mRNA Vaccine Against Gonorrhea

September 20, 2023

●	Partnership based on a highly protective vaccine candidate identified by Evaxion’s EDEN™ platform

●	The collaboration will access mRNA technology from the WHO and Medicines Patent Pool’s mRNA Vaccine Technology Transfer Hub

●	Afrigen responsible for the development and commercialization of the resulting mRNA vaccine in LMICs and African territories

COPENHAGEN, Denmark, Sept. 20, 2023 (GLOBE NEWSWIRE) -- Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion” or the “Company”), a clinical-stage biotechnology company specializing in the development of AI-powered immunotherapies, today announced a collaboration with Afrigen Biologics (Afrigen). The collaboration aims at developing a prophylactic vaccine based on Evaxion’s EDEN™-discovered gonorrhea targets.

Evaxion’s Chief Scientific Officer, Birgitte Rønø, expressed enthusiasm about the collaboration, stating, “We are thrilled about this partnership. It offers a unique opportunity to deliver our EDEN™-identified antigens using mRNA and it accelerates clinical validation of the EDEN™ platform. This partnership has the potential to address a serious unmet global medical need against the pathogen for which no vaccine currently exists.”

Gonorrhea, caused by the bacteria Neisseria gonorrhoeae, is a sexually transmitted disease that exerts a significant influence on global sexual and reproductive health and elevates the susceptibility to HIV, another major health problem in many low- and middle-income countries (LMICs). The World Health Organization (WHO) has reported an alarming estimate of 82 million new gonorrhea infections occurring annually worldwide with a rise in antibiotic-resistant cases.

The EDEN™-discovered antigens have demonstrated high levels of protection in preclinical studies. This partnership will explore the expression and biological activity of the antigens in mRNA format. Following the validation phase, the partners will negotiate a subsequent agreement for clinical development and commercialization, with the opportunity to bring in additional partners.

“We are excited to announce Evaxion’s second partnership this week. This is a further validation of our strategy to identify the right partners who can bring our novel AI-designed vaccines to the market,” said Evaxion CEO Christian Kanstrup.

Afrigen’s Managing Director Professor Petro Terblanche states, “This innovative exciting partnership enables the mRNA technology platform established at Afrigen through the support of the WHO and MPP to expand the pipeline of products to be developed for the mRNA Programme. This supports the sustainability of manufacturing capacity being created in the LMIC partners.”

About EDEN ™

EDEN™ is a proprietary AI platform capable of rapidly identifying those antigens that will trigger a robust and highly protective immune response against virtually any bacterial infectious disease. EDEN™ is fully AI-driven and designed to identify vaccine candidates faster and cheaper than current state-of-the-art methods. With EDEN™, we take a novel approach to vaccine development to combat the rising global issue of antibiotic resistance. For more information, visit our website.

About EVAXION

Evaxion Biotech A/S is a clinical-stage biotech company developing world-leading AI platforms. Evaxion's proprietary and scalable technologies harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. The company is committed to transforming patients' lives with unmet clinical needs by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking immunotherapies, please visit www.evaxion-biotech.com.

About Afrigen Biologics

Afrigen Biologics is a Cape Town-based biotechnology company supported and capitalized by Avacare Healthcare Group and the Industrial Development Corporation (IDC) of South Africa. Afrigen is being supported by the WHO and MPP mRNA Technology Transfer Programme to operate as the Center for mRNA vaccine technology development and transfer. Afrigen through international partnerships and local capacity building has established the first-ever vaccine adjuvant production and formulation technology center on the African continent. This center, in partnership with IDRI, a world leader in adjuvant development, focuses on next-generation vaccine adjuvants, which are not only geared at preventing disease, but have therapeutic value. For more information in Afrigen, please visit https://www.afrigen.co.za/.

Forward-looking statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from the worldwide COVID-19 pandemic and the ongoing conflict in the region surrounding Ukraine and Russia; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.

Contact information Evaxion Biotech A/S Christian Kanstrup      Chief Executive Officer cka@evaxion-biotech.com Source: Evaxion Biotech